EXHIBIT 12.1

ANIXTER INTERNATIONAL INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

(In Millions)

	Fiscal Year Ended
	December 28, 2007	January 02, 2009	January 01, 2010 (d)	December 31, 2010	December 30, 2011
Earnings
Income from continuing operations	$222.4	$153.8	$(41.4)	$109.5	$200.7
Income tax provision	126.3	100.7	39.8	70.7	102.8

Subtotal	348.7	254.5	(1.6)	180.2	303.5

Fixed charges
Interest expense (b)	58.1	60.5	66.1	53.6	50.1
Interest component of rent expense	18.3	20.1	19.6	19.1	20.5
Interest on FIN 48 liabilities (c)	0.6	0.6	0.7	0.6	0.3

Total fixed charges	77.0	81.2	86.4	73.3	70.9

Earnings, as adjusted	$425.7	$335.7	$84.8	$253.5	$374.4

Ratio of earnings to fixed charges	5.53	4.13	0.98	3.46	5.28

(a)	The ratio of earnings to fixed charges should be read in conjunction with the Company’s Year End Report on Form 10-K for the year ended December 30, 2011.
(b)	Includes interest on all indebtedness (including capital leases), amortization of debt discount and deferred financing fees.
(c)	Interest attributable liabilities associated with Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes.
(d)	The ratio of earnings to fixed charge for the fiscal year end January 1, 2010 was impacted by a goodwill impairment charge of $100.0 million related to the Company’s European operations.